Exhibit 1

PRESS RELEASE

Gentium Announces Management Change

VILLA GUARDIA, Italy, October 4, 2011, (GlobeNewswire), Gentium S.p.A. (Nasdaq: GENT) (the "Company")  today announced that Dr. Massimo Iacobelli has left his position as  Senior Vice-President and Scientific Director of the Company  to pursue other opportunities.  Dr. Iacobelli has agreed to provide transitional assistance to Gentium until the end of the year.

Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium, will act as the Scientific Director on an interim basis while a search is being conducted for a permanent successor.  Additionally, the Company is pleased to announce the appointment of Professor H. Grant Prentice as the Company’s Acting Chief Medical Officer.

Prof. Prentice, a stem cell transplant (SCT) specialist, is internationally known in the fields of malignant hematology, oncology and cancer supportive care, particularly for his work in the prevention and treatment of SCT complications.  Prof. Prentice’s is currently an Emeritus Professor at University College, London and Honorary Professor at King’s College, London and at Oxford University.  During his academic career, Prof. Prentice has been involved in numerous clinical trials in the areas of oncology and hematology and has led the Bone Marrow Transplant Programme and Haematology Department of Royal Free Hospital, London. Over the past decade, he has served in a number of corporate and consulting roles within the biotech and pharmaceutical industries, including as Chief Medical Advisor at Pharmion and VP Global Medical and Business Development for Celgene.

"The Board and I would like to thank Massimo for his dedication and years of service to Gentium, and we wish him well in his future endeavors," said Dr. Islam. "We are also very pleased to welcome Grant to the Gentium team and believe his extensive expertise in oncology and hematology, along with his relationships within the stem cell transplant community, will greatly assist us with our continued development of Defibrotide.”

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Christine Labaree, +1 646-378-2951
clabaree@troutgroup.com